Exhibit (e)(11)

EMPLOYMENT CONTRACT

THE UNDERSIGNED:

Prosensa Holding B.V., a limited liability company under Dutch law, having its registered office at J.H. Oortweg 21, 2333 CH Leiden, The Netherlands, represented by its Supervisory Board which is represented by the chairman Daan Ellens, hereinafter referred to below as ‘Prosensa’;

and

Mr. Luc Dochez, residing at [                    ], born on [                    ], identity card number [                    ], hereinafter referred to below as the ‘Management Board Member’;

Prosensa and the Management Board Member in the following also referred to individually as “Party” or collectively as “Parties”.

WHEREAS:

A.	As of November 1, 2008 the Management Board Member has entered Prosensa’s service for an indefinite period of time in the position of Chief Business Officer. On June 29, 2010 the Management Board member has been appointed statutory director (“statutair directeur”) of Prosensa;

B.	The Parties have entered into an employment agreement for an indefinite period of time on August 27, 2008 (“Previous Employment Agreement”);

C.	The Parties intend to replace the Previous Employment Agreement by this employment contract (“Employment Contract”) with effect as of January 1, 2011 (the “Effective Date”).

D.	The Parties want to confirm their agreement on the terms and conditions of the Employment Contract and declare to have agreed as follows:

1.	DURATION AND POSITION

1.1 The Management Board Member serves for an indefinite period of time in the position of Chief Business Officer and /Statutory Director (“statutair directeur”) of Prosensa pursuant to this Employment Contract. As of the Effective Date, the Previous Employment Agreement, including all amendments and ancillary agreements pertaining thereto, shall be replaced by this Employment Contract.

2.	AVERAGE HOURS

The work will be performed for an average of 40 hours a week.

3.	TERMINATION

3.1 Each of the parties may terminate this Employment Contract with observance of the notice period set forth in paragraph 3.2 of this Article 3.

3.2 The notice period is three months for the Management Board Member and six months for Prosensa. Notice of termination must be given in writing, effective at the end of the month.

3.3 This Employment Contract can forthwith be terminated by either Party (without any notice period being required) in the event of an urgent reason (dringende reden).

3.4 This Employment Contract shall in any event terminate at the end of the month in which the Management Board Member reaches the pensionable age according to Dutch law.

4.	RESPONSIBILITIES

4.1 The Management Board Member’s duties and tasks are set forth in the job description attached as Schedule 1.

4.2 The Management Board Member shall perform the work assigned to him to the best of his abilities, taking into consideration the Articles of Association of Prosensa. The Management Board Member shall, if this is required, carry out activities other than those within the scope of his normal duties.

4.3 The Management Board Member shall have all the powers that the Articles of Association of Prosensa and the Dutch Civil Code grant to the statutory director in the position of a Chief Business Officer of a limited liability company (“besloten vennootschap”). The Management Board Member shall, however, subject to the responsibilities and other requirements under the law, not make any of the decisions and/or take any of the actions that require prior approval of the Supervisory Board and/or shareholders of Prosensa pursuant to the latest applicable shareholders agreement without having obtained such approval first.

5.	WORKING HOURS AND WORKING PLACE

5.1 The Management Board Member is expected to perform his work from time to time also outside normal working hours. A compensation for overtime work is deemed to be included in the Management Board Member’s salary.

5.2 The Management Board Member’s customary place of work is at the premises of Prosensa in Leiden; the Management Board Member shall, save for travelling, perform his work for the majority of time at the premises of Prosensa in Leiden.

6.	FIXED SALARY

6.1 The Management Board Member’s gross annual fixed salary amounts to €195,000 (including 8% holiday pay). The monthly salary shall, subject to the deductions by law, be paid at the end of each month.

6.2 Payment of the holiday allowance (8% of gross annual fixed salary) will be made in the month of May or on the date of termination of the Employment Contract. The entitlement to holiday allowance will accrue pro rata to the duration of the employment between June 1 and May 31.

6.3 Prosensa shall review the salary on an annual basis, at the latest at the end of March each year.

7.	VARIABLE SALARY

As of the Effective Date, the Management Board Member shall become eligible for a bonus. The Management Board Member is entitled to a bonus of 30% (thirty percent) of his gross annual fixed salary as referred to in Article 6 paragraph 6.1 if all milestones and deliverables in any business year are met. Within the first three months after the end of the business year, the degree of achievement of the milestones and deliverables during such business year shall be determined by Prosensa and the Management Board Member in good faith. The bonus for the business year shall be due pro rata to the degree of target achievement. The bonus shall be paid within the first three months after the respective business year has ended. The bonus schedule for any subsequent years and the milestones attached thereto shall be determined in good faith by mutual agreement of the Management Board Member and Prosensa by the end of the third month of the respective business year, at the latest. The specified terms and conditions for the business year January 1, 2011 to December 31, 2011 are set forth in Schedule 2 hereto. The bonus for that period, if any, shall be paid ultimately in March 2012, provided that the Management Board Member is in the service of Prosensa on December 31, 2011.

8.	STOCK OPTIONS

8.1 Under Prosensa’s stock option plan 2007 (the “2007 Plan”), the Management Board Member has been granted 71,500 (seventy-one-thousand-five-hundred) options to acquire depository receipts of shares in Prosensa Holding B.V. In addition thereto, under Prosensa’s 2010 equity incentive plan (the “2010 Plan”), the Management Board Member has been granted, or is granted simultaneously with the conclusion of this Employment Contract, 110,000 (one-hundred-ten-thousand) options to acquire depository receipts of shares in Prosensa Holding B.V. and 28,500 (twenty-eight-thousand-five-hundred) depositary receipts of Prosensa Holding B.V. under a restricted share agreement. These grants are subject to the terms and conditions of the respective agreements.

8.2 The Management Board Member acknowledges that the granting of options and depositary receipts to the Management Board Member in addition to those summarized in paragraph 8.1 above is at the sole discretion of Prosensa and this Employment Contract does not create an automatic right to be granted additional options or depositary receipts.

8.3 All options and depositary receipts granted to the Management Board Member shall be deemed to be immediately vested in the event of a Change of Control and provided that the Management Board Member is at the time such Change of Control occurs still employed by Prosensa. Change of Control shall have the meaning defined in Article 19 paragraph 19.2.

9.	EXPENSES

9.1 Prosensa will reimburse the Management Board Member all his reasonable and authorized out-of-pocket expenses incurred in the performance of his duties upon submission of all the relevant invoices.

9.2 The Management Board Member shall be compensated for the use of his own car by payment of a fixed gross amount of € 1,500 per month (“Car Allowance”). For the commute between home and work and for business use, the Management Board Member shall be paid the maximum net reimbursement set out in the 1964 Income Tax Act, which amount is included in the Car Allowance.

9.3 Prosensa will offer assistance to the Management Board Member with his tax declaration in The Netherlands for the years 2010 and 2011. The costs of this assistance shall be borne by Prosensa.

9.4 Prosensa shall provide the Management Board Member with a mobile phone and a laptop computer. All costs relating to the use of the mobile phone and laptop computer shall be borne by Prosensa. The Management Board Member is entitled to reasonable private use of the laptop computer and mobile phone.

9.5 In addition, each month and together with the payment of the Management Board Member’s monthly salary, Prosensa shall pay the Management Board Member the sum of € 300.00 net of taxes, if any, as reimbursement of expenses that do not lend themselves to specification in an itemised claim.

10.	PENSION INSURANCE / GROUP PRIVATE HEALTH INSURANCE

10.1 The Management Board Member participates in Prosensa’s collective pension scheme with Centraal Beheer under the terms and conditions attached hereto as Schedule 3. The pension scheme is based on “beschikbaar premiestelsel”. The premium shall be determined on the basis of the fixed annual salary of the Management Board Member (therefore excluding bonus, stock options and expenses, but including 8% holiday allowance). The premium thereof shall be borne by the Management Board Member in the amount of 5% and by Prosensa in the amount of 95%.

10.2 The Management Board Member may participate in the group private health insurance concluded by Prosensa with “De Amersfoortse”. The premium thereof shall be borne by the Management Board Member (save for the contribution that Prosensa is required to make by law).

10.3 Prosensa shall support a bi-annual medical examination of the Management Board Member with a financial contribution of € 1,000.00 every two years.

11.	VACATION DAYS

The Management Board Member is entitled to 25 paid vacation days per calendar year, based on full-time employment and to be taken in consultation with Prosensa. The holiday rights will accrue pro rata to the duration of the employment during the calendar year. The Management Board Member can transfer a maximum of 10 vacation days to the next calendar year.

12.	DISABILITY FOR WORK

12.1 If the Management Board Member is at any time disabled for work, he must inform Prosensa (or have Prosensa informed) accordingly (by telephone) before 9:00 a.m. The Management Board Member must follow the instructions given by the Arbodienst (Working Conditions Service).

12.2 If the Management Board Member is disabled for work, Prosensa will continue to pay to the Management Board Member his fixed gross monthly salary according to the following scheme:

The first 52 weeks:	100%
The second 52 weeks:	70%

12.3 In the event that the Management Board Member is disabled for work due to reasons for which a third party is liable, the Management Board Member shall render all reasonable assistance to Prosensa and Prosensa’s insurance company as required by Prosensa and/or its insurance company to claim any salary and other consideration paid by Prosensa or its insurance company to the Management Board Member during the period that the Management Board Member is disabled for work due to such third party.

12.4 Prosensa shall reimburse the Management Board Member in the amount of up to € 4,200.00 per year for the costs of a disability insurance taken in by the Management Board Member, upon presentation of the respective invoice. To the extent permissible, the reimbursement of up to € 4,200.00 shall be paid net of income tax chargeable thereupon.

13.	ACCIDENT INSURANCE

The Company shall hold an accident insurance to the favour of the Management Board Member with the following cover:

•	in the case of death: € 500,000

•	in the case of invalidity: € 500,000

14.	CONFIDENTIALITY

The Management Board Member undertakes to observe confidentiality in respect of all confidential information of Prosensa and the enterprise of Prosensa and its affiliates that comes to his knowledge while performing his work under this Employment Contract. Except as required for the proper performance of his functions and obligations under this Employment Contract, the Management Board Member will be prohibited, both during this Employment Contract and after its termination, from disclosing confidential information in any manner whatsoever to third parties, either directly or indirectly, in any form and in any manner whatsoever, regarding Prosensa’s business, its principals and its contacts, all of this in the broadest sense of the words.

15.	SIDELINE ACTIVITIES AND ACCEPTANCE OF BENEFITS

15.1 The Management Board Member undertakes during the term of this Employment Contract not to perform any work for another employer or principal, either directly or indirectly, and to refrain from doing business for his own account and risk, without Prosensa’s express consent. An overview of current and permitted sideline activities of the Management Board Member, if any, is provided in Schedule 4.

15.2 The Management Board Member will be prohibited without Prosensa’s prior written consent from accepting or stipulating any benefit, either directly or indirectly, in any form whatsoever, by any name whatsoever, from Prosensa’s principals or former principals, customers or former customers and/or contacts or former contacts.

16.	NON-COMPETITION CLAUSE

For a period of six months after termination of this Employment Contract, the Management Board Member will be prohibited, in any manner whatsoever, from establishing, conducting, co-conducting or causing the conduct of any business that is similar or related to that of Prosensa, either directly or indirectly, from having a financial interest (excluding an interest as referred to in the last sentence of this Article 16) in such a business in any form whatsoever, either directly or indirectly, from working in or for such a business in any manner whatsoever, whether or not for remuneration, and from having a share of any kind whatsoever in such a business, unless otherwise agreed in writing. This does not apply to shares held in publicly listed companies to the extent the shareholding does not exceed 1% in each case, and not to shares or depository receipts for shares in enterprises not publicly listed if such shares do not vest the Management Board Member with a dominant position in the respective enterprise. The Management Board Member will also comply with applicable insider trading regulations.

17.	PENALTY

If the Management Board Member violates any of the provisions of Articles 14, 15 and 16 of this Agreement despite a warning notice submitted by Prosensa to the Management Board Member in written form, he will forfeit (expressly contrary to the provisions of Article 7:650(3) and (5) of the Dutch Civil Code) a penalty payable immediately of € 50,000 per violation and € 2,500 for each day or part of a day on which the violation continues or is repeated, without prejudice to Prosensa’s right to recover its full loss from the Management Board Member, if such loss is higher.

18.	LIABILITY INSURANCE

Prosensa provides the Management Board Member with an Insurance that will cover for ‘statutory director liability’. The premiums will be borne by Prosensa.

19.	CHANGE OF CONTROL

19.1 Prosensa wishes to give the Management Board Member some degree of protection in the case of a change of control. Upon a change of control as defined in paragraph 19.2 below (“Change of Control”), the Management Board Member will be entitled to a lump sum payment per paragraph 19.4 below if one of the events described in paragraph 19.3 below occurs.

19.2 A Change of Control shall mean any event by which a party, or several parties related to each other, affiliated with each other and/or acting jointly, (“Acquirer”) obtain control over Prosensa, in particular (without limitation) ownership, directly or indirectly, legally or beneficially, of more than 50% of the capital stock or the assets of Prosensa, or the power to exercise more than 50% of the voting rights of Prosensa, or the power to appoint more than 50% of the members of the board of Prosensa or such other body which is legally representing Prosensa, or the right to manage the affairs of Prosensa. In case that Prosensa’s shares are listed on a stock exchange, the aforementioned threshold of (more than) 50% shall be replaced by 30% or such other threshold which accurately reflects control in a listed company. It is agreed that the following events shall not be considered a Change of Control for purposes of this Employment Contract: (i) the acquisition of control over Prosensa as a non-listed company by an Acquirer who is already shareholder in Prosensa at the time of conclusion of this Employment Contract or (ii) a capital increase of Prosensa as a non-listed company by which a venture capital investor which is not already shareholder in Prosensa at the time of conclusion of this Employment Contract (“Third Party VC Investor”) assumes control over Prosensa (unless the venture capital investors of Prosensa holding shares in Prosensa at the time of conclusion of this Employment Contract sell their shares to such Third Party VC Investor within 12 months after such Third Party VC Investor’s obtaining control over Prosensa).

19.3. The Management Board Member will be entitled to a lump sum payment per paragraph 19.4 below if, in each case within 12 months following the day such a Change of Control takes effect, (i) Prosensa submits to the Management Board Member a notice of termination of the Employment Contract in conformity with the Employment Contract (except for a termination for an urgent reason – “dringende reden” – for which the Management Board Member is responsible and that has been immediately communicated to the Management Board Member as provided for by law) or (ii) a mutual agreement on the termination of the Employment Contract is concluded.

The Management Board Member will also be entitled to a lump sum payment per paragraph 19.4 below if he submits a notice of termination of this Employment Contract within 12 months following the day such a Change of Control takes effect, provided, however, that such entitlement to the lump sum payment per paragraph 19.4 shall not exist if, prior to the Management Board Member submitting the notice of termination, the Management Board Member has been given a written offer of employment with Prosensa, the Acquirer or an affiliate of the Acquirer that is at least equivalent to the position of the Management Board Member immediately prior to the Change of Control in terms of total compensation (including equity based compensation) and responsibilities.

For the avoidance of doubt, notices of termination of the Employment Contract referred to in this paragraph 19.3 shall in each case be in observance of the respective notice period set forth in the Employment Contract or such other notice period which may be admissible under the law. However, for purposes of safeguarding the period of 12 months following the day such a Change of Control takes effect, as required by this paragraph 19.3 for triggering the entitlement to a lump sum payment per paragraph 19.4, the timely submission of the notice of termination shall suffice, regardless of when the termination becomes effective.

19.4 Upon a Change of Control, and provided that the conditions in paragraph 19.3 have been met, the Management Board Member is entitled to a lump sum payment upon termination of the employment of 130% of the annual gross fixed salary in effect at the time of the Change of Control. Further rights of the Management Board Member to compensation under the Employment Contract remain unaffected.

20.	COMPENSATION UPON TERMINATION

If at any time Prosensa decides to terminate the Employment Contract (“Termination”) other than (a) through summary dismissal for an urgent cause for which the Management Board Member is responsible and that has been immediately communicated to the Management Board Member as provided for by law, or (b) after a period of illness of two years on the part of the Management Board Member, the Management Board Member shall be entitled to compensation from Prosensa as hereafter provided. “Termination” as referred to in the preceding sentence shall not include termination of the contract by operation of law by reason of the Management Board Member having reached the pensionable age as referred to in Article 3 paragraph 3.4, but shall include judicial rescission, at Prosensa’s request, due to serious cause pursuant to Article 7:685 of the Netherlands Civil Code, where rescission is granted on the grounds of change in circumstances within the meaning of Article 7:685 of the Netherlands Civil Code. The compensation shall be an amount equal to 0.5 of the Annual Remuneration. For the purpose of this provision, “Annual Remuneration” shall be the sum of (i) the gross annual fixed salary set out in Article 6 paragraph 6.1 that is valid at the time of termination notice and (ii) the average variable salary as referred to in Article 7, for the last two calendar years preceding the termination of the Employment Contract or the shorter period if the Employment Contract has not lasted yet on the termination date for two years. The compensation shall be paid to the Management Board Member by Prosensa in a lump sum within 30 days after the termination of the Employment Contract in a manner to be specified by the Management Board Member, provided that the payment in accordance with such instructions are legal and do not lead to additional costs for Prosensa compared to the normal costs related to payment of the monthly salary and bonus. If the Employment Contract is rescinded pursuant to Article 7:685 of the Netherlands Civil Code and the court awards a compensation to the Management Board Member, the amount of the award shall be deducted from the amount of the compensation to which the Management Board Member is entitled under this Article 20.

21.	PROSENSA’S PROPERTY

21.1 All property that Prosensa has made available to the Management Board Member during this Employment Contract must immediately be returned to Prosensa, without any request to that effect being made, upon termination of this Employment Contract or at such earlier date as requested by Prosensa.

21.2 If the Management Board Member develops any works, concepts or other results that is or can be protected by any intellectual property rights (including but not limited to know how, patents, models, database rights and copyright) in the performance of his work for Prosensa (either within or outside the agreed working hours), ownership, rights and title of all such works, concepts or the results and all intellectual property rights related thereto shall vest in Prosensa. All works, concepts or other results that are developed by the Management Board Member during the term of his Employment Contract and/or for which a patent application has been filed within 1 year after termination thereof and that fall within the field of business of Prosensa are deemed to be developed in the performance of his work for Prosensa.

21.3 Insofar as possible the Management Board Member will fully cooperate in the transfer and/or creation of the intellectual property rights referred to in paragraph 21.2 for Prosensa’s benefit.

21.4 Apart from his gross annual fixed salary described in Article 6 paragraph 6.1, the Management Board Member will not be entitled to any separate compensation for the creation of the intellectual property rights described in paragraph 21.2 and/or for the cooperation described in paragraph 21.3. The compensation will be deemed to be included in such salary.

APPLICABLE LAW

This Employment Contract and all disputes arising thereof are governed by and construed in all respects in accordance with the laws of The Netherlands. Any dispute arising from or connected with this Employment Contract will be exclusively adjudicated by the competent court in Amsterdam, the Netherlands.

No Collective Labour Agreement (‘CAO’) is applicable to this Employment Contract.

Drawn up and signed in duplicate originals in Leiden, The Netherlands.

Date	March 22nd, 2011

Prosensa Holding B.V.

Mr. Daan Ellens, Chairman of the Supervisory Board

/s/ Mr. Daan Ellens

Mr. Luc Dochez

/s/ Mr. Luc Dochez

Enclosures:

•	Schedule 1 Job description

•	Schedule 2 Bonus schedule (maximum 30% of salary)

•	Schedule 3 Pension schedule

•	Schedule 4 Sideline activities